UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16)
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
654889104

(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, California 90071
(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Page 1 of 28 Pages

CUSIP No.	654889104	Page	2	of	28

1	NAME OF REPORTING PERSON Blesbok LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,857,171 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,857,171 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,857,171 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14	TYPE OF REPORTING PERSON

OO
(1)     The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

CUSIP No.	654889104	Page	3	of	28

1	NAME OF REPORTING PERSON ET Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,857,171 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,857,171 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,857,171 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	654889104	Page	4	of	28

1	NAME OF REPORTING PERSON Hampstead Associates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,857,171 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,857,171 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,857,171 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	654889104	Page	5	of	28

1	NAME OF REPORTING PERSON Ridgeview Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,857,171 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,857,171 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,857,171 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	654889104	Page	6	of	28

1	NAME OF REPORTING PERSON Michael R. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,857,171 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,857,171 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,857,171 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person above also may be deemed to be the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

CUSIP No.	654889104	Page	7	of	28

1	NAME OF REPORTING PERSON Lowell J. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,857,171 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

3,857,171 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,857,171 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.1%

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person above also may be deemed to be the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

     This Amendment No. 16 to Schedule 13D (“Amendment No. 16”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended (as amended, the “Schedule 13D”).
     Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 16 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     The information in Item 3 is hereby amended and supplemented by adding the following thereto:
     On July 18, 2008, Blesbok acquired a total of 986,336 Shares (the “Purchased Shares”) in four privately negotiated transactions for a total purchase price of $15,781,376. The funds used to buy the Purchased Shares were provided to Blesbok by one of its members, which is controlled by Michael R. Milken and Lowell J. Milken. Such member received such funds from the working capital of its sole owner, which is also controlled by Michael R. Milken and Lowell J. Milken.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and supplemented by adding the following thereto:
     On July 18, 2008, pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Mollusk Holdings, LLC, a California limited liability company, and Blesbok, a copy of which is filed herewith as Exhibit 2 and is incorporated herein by reference, Blesbok purchased 981,418 Shares for aggregate consideration of $15,702,688, or $16.00 per Share.
     On July 18, 2008, pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Simon-Neben Family Trust and Blesbok, a copy of which is filed herewith as Exhibit 3 and is incorporated herein by reference, Blesbok purchased 4,718 Shares for aggregate consideration of $75,488, or $16.00 per Share.
     On July 18, 2008, pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Trust for the Benefit of Benjamin T. Simon and Blesbok, a copy of which is filed herewith as Exhibit 4 and is incorporated herein by reference, Blesbok purchased 100 Shares for aggregate consideration of $1,600, or $16.00 per Share.
     On July 18, 2008, pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Trust for the Benefit of Sarah K. Simon and Blesbok, a copy of which is filed herewith as Exhibit 5 and is incorporated herein by reference, Blesbok purchased 100 Shares for aggregate consideration of $1,600, or $16.00 per Share.

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     After giving effect to the purchases described above, Blesbok directly holds 3,857,171 Shares, which represent approximately 37.1% of the outstanding Shares, based on 10,391,810 Shares outstanding as of May 1, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008 (the “Outstanding Shares”).
     Michael R. Milken, Lowell J. Milken and ET Holdings, L.L.C. (“ET Holdings”) are the managers of Blesbok, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Blesbok.
     Hampstead Associates, L.L.C. (“Hampstead”) is the sole manager and the sole member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by ET Holdings. Ridgeview Associates, LLC (“Ridgeview”) is the sole manager and the sole member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Hampstead. Michael R. Milken and Lowell J. Milken are the managers of Ridgeview, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Ridgeview.
     As a result of the foregoing, Michael R. Milken, Lowell J. Milken, ET Holdings, Hampstead and Ridgeview may be deemed to beneficially own an aggregate of 3,857,171 Shares, which represent approximately 37.1% of the Outstanding Shares.
     Blesbok also owns an aggregate of 1,063,830 shares of Series D Preferred Stock (the “Series D Shares”), which are not convertible into Common Stock. Michael R. Milken and Lowell J. Milken, as managers of Blesbok, may be deemed to have the power to direct the disposition of, and to share beneficial ownership of, any Series D Shares beneficially owned by Blesbok. None of ET Holdings, Hampstead or Ridgeview has the power to direct the disposition of, or share beneficial ownership of, any Series D Shares.
     Except as described in the Schedule 13D, including this Amendment No. 16, the Reporting Persons have not effected transactions in the Common Stock of the Company during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Mollusk Holdings, LLC, a California limited liability company, and Blesbok, Blesbok purchased 981,418 Shares for aggregate consideration of $15,702,688. The Securities Purchase Agreement is filed herewith as Exhibit 2 and is incorporated herein by reference.
     Pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Simon-Neben Family Trust and Blesbok, Blesbok purchased 4,718 Shares for aggregate consideration of $75,488. The Securities Purchase Agreement is filed herewith as Exhibit 3 and is incorporated herein by reference.

9 of 28

     Pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Trust for the Benefit of Benjamin T. Simon and Blesbok, Blesbok purchased 100 Shares for aggregate consideration of $1,600. The Securities Purchase Agreement is filed herewith as Exhibit 4 and is incorporated herein by reference.
     Pursuant to a Securities Purchase Agreement dated as of July 18, 2008, between Trust for the Benefit of Sarah K. Simon and Blesbok, Blesbok purchased 100 Shares for aggregate consideration of $1,600. The Securities Purchase Agreement is filed herewith as Exhibit 5 and is incorporated herein by reference.
Item 7. Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 10 to Schedule 13D)

Exhibit 2:	Securities Purchase Agreement dated as of July 18, 2008, by and between Mollusk Holdings, LLC, a California limited liability company, and Blesbok LLC, a Delaware limited liability company

Exhibit 3:	Securities Purchase Agreement dated as of July 18, 2008, by and between Simon-Neben Family Trust, and Blesbok LLC, a Delaware limited liability company

Exhibit 4:	Securities Purchase Agreement dated as of July 18, 2008, by and between Trust for the Benefit of Benjamin T. Simon, and Blesbok LLC, a Delaware limited liability company

Exhibit 5:	Securities Purchase Agreement dated as of July 18, 2008, by and between Trust for the Benefit of Sarah K. Simon, and Blesbok LLC, a Delaware limited liability company
[Signature Page Follows]

10 of 28

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron By: Stanley E. Maron
Its: Secretary

ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

/s/ Michael R. Milken

Michael R. Milken,
an individual

/s/ Lowell J. Milken

Lowell J. Milken,
an individual

11 of 28

Exhibit Index

Exhibit 1:	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 10 to Schedule 13D)

Exhibit 2:	Securities Purchase Agreement dated as of July 18, 2008, by and between Mollusk Holdings, LLC, a California limited liability company, and Blesbok LLC, a Delaware limited liability company

Exhibit 3:	Securities Purchase Agreement dated as of July 18, 2008, by and between Simon-Neben Family Trust, and Blesbok LLC, a Delaware limited liability company

Exhibit 4:	Securities Purchase Agreement dated as of July 18, 2008, by and between Trust for the Benefit of Benjamin T. Simon, and Blesbok LLC, a Delaware limited liability company

Exhibit 5:	Securities Purchase Agreement dated as of July 18, 2008, by and between Trust for the Benefit of Sarah K. Simon, and Blesbok LLC, a Delaware limited liability company

12 of 28

Exhibit 2
SECURITIES PURCHASE AGREEMENT
     THIS SECURITIES PURCHASE AGREEMENT (“Agreement”) memorializes the agreement entered into at 10:00 a.m. Los Angeles time on July 18, 2008 (the “Effective Time”) by and between Mollusk Holdings, LLC, a California limited liability company (“Seller”), and Blesbok LLC, a Delaware limited liability company (“Buyer”).
RECITALS
     A. Seller owns Nine Hundred Eighty One Thousand Four Hundred Eighteen (981,418) shares of common stock of Nobel Learning Communities, Inc., a Delaware corporation (the “Shares”).
     B. Buyer desires to purchase the Shares from Seller, and Seller desires to sell and assign the Shares to Buyer, on the terms and conditions set forth in this Agreement.
AGREEMENT
     NOW, THEREFORE, the parties agree as follows:
1. PURCHASE AND SALE
     1.1 Seller hereby sells, conveys, transfers, assigns, and delivers to Buyer the Shares, and Buyer hereby purchases the Shares from Seller, free and clear of any and all liens, claims, and encumbrances of any nature whatsoever (collectively, “Liens”). Promptly after the execution of this Agreement, Seller shall deliver to Buyer the certificate(s) evidencing the Shares together with duly executed (with Medallion signature guaranty) stock assignments separate from certificate. Seller also hereby transfers and assigns to Buyer on an “as is” basis any and all registration and other rights, if any, associated with the Shares (collectively, “Ancillary Rights”) to the extent that such transfer and assignment does not violate any agreement relating to any such Ancillary Rights.
     1.2 The purchase price for the Shares shall be Sixteen Dollars ($16.00) per share for an aggregate of Fifteen Million Seven Hundred Two Thousand Six Hundred Eighty Eight Dollars ($15,702,688). The purchase price, together with interest thereon as provided below, shall be paid by Buyer to Seller on July 21, 2008 by wire transfer of immediately available funds to a bank account in accordance with written wire instructions to be delivered by Seller to Buyer promptly after the execution of this Agreement. Interest shall accrue at the rate of Three Percent (3%) per annum calculated on the basis of a 365 day year for actual days elapsed and shall accrue from July 18, 2008 through the day before the date of payment.
2. REPRESENTATIONS AND WARRANTIES
     2.1 Seller represents and warrants to Buyer:
(a)	The Shares are owned by Seller of record and beneficially, free and clear of any and all Liens.

(b)	Seller has full capacity to execute and deliver this Agreement, to perform Seller’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller, and constitutes a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, and similar laws relating to or affecting the rights of creditors generally and to general principles of equity.

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     2.2 Buyer represents and warrants to Seller:
(a)	Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”).

(b)	Buyer is acquiring the Shares for investment purposes only for Buyer’s own account and not with a view to the resale or distribution of any part thereof in violation of the Act.

(c)	(i) Buyer has had a full and adequate opportunity to conduct its own independent due diligence investigation into the business and affairs of Nobel Learning Communities, Inc., and (ii) Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties explicitly set forth in Section 2.1 of this Agreement.

(d)	Buyer has full capacity to execute and deliver this Agreement, to perform Buyer’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer, and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws relating to or affecting the rights of creditors generally and to general principles of equity.
3. MISCELLANEOUS
     3.1 Further Assurances. Seller and Buyer each agree to take all appropriate action and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out the provisions of this Agreement.
     3.2 Choice of Law. This Agreement shall be construed and interpreted under, and the rights of the parties determined in accordance with, the internal laws of the State of California excluding conflicts of law principles.
     3.3 Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     3.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart for each party hereto. Signed counterparts may be delivered by facsimile, e-mail or other electronic means and shall have the same effect as delivery of originals.

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     3.5 Attorneys’ Fees. In any action between the parties to enforce or interpret any of the terms or provisions of this Agreement or any related matter, the prevailing party in the action shall be entitled, in addition to damages, injunctive relief or other relief, to its costs and expenses, including, but not limited to, reasonable attorneys’ fees.
[Signatures follow on next page]

15 of 28

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Time.

“Seller”

Mollusk Holdings, LLC, a California limited liability company

By:	Cephalopod Corporation, Member

By	/s/ Philip B. Simon Philip B. Simon, President

“Buyer”

Blesbok LLC, a Delaware limited liability company

By	/s/ Stanley E. Maron Stanley E. Maron, Secretary

16 of 28

Exhibit 3
SECURITIES PURCHASE AGREEMENT
     THIS SECURITIES PURCHASE AGREEMENT (“Agreement”) memorializes the agreement entered into at 10:00 a.m. Los Angeles time on July 18, 2008 (the “Effective Time”) by and between Simon-Neben Family Trust (“Seller”), and Blesbok LLC, a Delaware limited liability company (“Buyer”).
RECITALS
     A. Seller owns Four Thousand Seven Hundred Eighteen (4,718) shares of common stock of Nobel Learning Communities, Inc., a Delaware corporation (the “Shares”).
     B. Buyer desires to purchase the Shares from Seller, and Seller desires to sell and assign the Shares to Buyer, on the terms and conditions set forth in this Agreement.
AGREEMENT
     NOW, THEREFORE, the parties agree as follows:
1. PURCHASE AND SALE
     1.3 Seller hereby sells, conveys, transfers, assigns, and delivers to Buyer the Shares, and Buyer hereby purchases the Shares from Seller, free and clear of any and all liens, claims, and encumbrances of any nature whatsoever (collectively, “Liens”). Promptly after the execution of this Agreement, Seller shall deliver to Buyer the certificate(s) evidencing the Shares together with duly executed (with Medallion signature guaranty) stock assignments separate from certificate. Seller also hereby transfers and assigns to Buyer on an “as is” basis any and all registration and other rights, if any, associated with the Shares (collectively, “Ancillary Rights”) to the extent that such transfer and assignment does not violate any agreement relating to any such Ancillary Rights.
     1.4 The purchase price for the Shares shall be Sixteen Dollars ($16.00) per share for an aggregate of Seventy Five Thousand Four Hundred Eighty Eight Dollars ($75,488). The purchase price, together with interest thereon as provided below, shall be paid by Buyer to Seller on July 21, 2008 by wire transfer of immediately available funds to a bank account in accordance with written wire instructions to be delivered by Seller to Buyer promptly after the execution of this Agreement. Interest shall accrue at the rate of Three Percent (3%) per annum calculated on the basis of a 365 day year for actual days elapsed and shall accrue from July 18, 2008 through the day before the date of payment.
2. REPRESENTATIONS AND WARRANTIES
     2.1 Seller represents and warrants to Buyer:
(c)	The Shares are owned by Seller of record and beneficially, free and clear of any and all Liens.

(d)	Seller has full capacity to execute and deliver this Agreement, to perform Seller’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller, and constitutes a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, and similar laws relating to or affecting the rights of creditors generally and to general principles of equity.

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     2.2 Buyer represents and warrants to Seller:
(e)	Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”).

(f)	Buyer is acquiring the Shares for investment purposes only for Buyer’s own account and not with a view to the resale or distribution of any part thereof in violation of the Act.

(g)	(i) Buyer has had a full and adequate opportunity to conduct its own independent due diligence investigation into the business and affairs of Nobel Learning Communities, Inc., and (ii) Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties explicitly set forth in Section 2.1 of this Agreement.

(h)	Buyer has full capacity to execute and deliver this Agreement, to perform Buyer’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer, and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws relating to or affecting the rights of creditors generally and to general principles of equity.
3. MISCELLANEOUS
     3.1 Further Assurances. Seller and Buyer each agree to take all appropriate action and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out the provisions of this Agreement.
     3.2 Choice of Law. This Agreement shall be construed and interpreted under, and the rights of the parties determined in accordance with, the internal laws of the State of California excluding conflicts of law principles.
     3.3 Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     3.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart for each party hereto. Signed counterparts may be delivered by facsimile, e-mail or other electronic means and shall have the same effect as delivery of originals.

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     3.5 Attorneys’ Fees. In any action between the parties to enforce or interpret any of the terms or provisions of this Agreement or any related matter, the prevailing party in the action shall be entitled, in addition to damages, injunctive relief or other relief, to its costs and expenses, including, but not limited to, reasonable attorneys’ fees.
[Signatures follow on next page]

19 of 28

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Time.

“Seller”

Simon-Neben Family Trust

By	/s/ Philip B. Simon Philip B. Simon, Trustee

By	/s/ Terry E. Neben Terry E. Neben, Trustee

“Buyer”

Blesbok LLC, a Delaware limited liability company

By	/s/ Stanley E. Maron Stanley E. Maron, Secretary

20 of 28

Exhibit 4
SECURITIES PURCHASE AGREEMENT
     THIS SECURITIES PURCHASE AGREEMENT (“Agreement”) memorializes the agreement entered into at 10:00 a.m. Los Angeles time on July 18, 2008 (the “Effective Time”) by and between Trust for the Benefit of Benjamin T. Simon (“Seller”), and Blesbok LLC, a Delaware limited liability company (“Buyer”).
RECITALS
     A. Seller owns One Hundred (100) shares of common stock of Nobel Learning Communities, Inc., a Delaware corporation (the “Shares”).
     B. Buyer desires to purchase the Shares from Seller, and Seller desires to sell and assign the Shares to Buyer, on the terms and conditions set forth in this Agreement.
AGREEMENT
     NOW, THEREFORE, the parties agree as follows:
1. PURCHASE AND SALE
     1.5 Seller hereby sells, conveys, transfers, assigns, and delivers to Buyer the Shares, and Buyer hereby purchases the Shares from Seller, free and clear of any and all liens, claims, and encumbrances of any nature whatsoever (collectively, “Liens”). Promptly after the execution of this Agreement, Seller shall deliver to Buyer the certificate(s) evidencing the Shares together with duly executed (with Medallion signature guaranty) stock assignments separate from certificate. Seller also hereby transfers and assigns to Buyer on an “as is” basis any and all registration and other rights, if any, associated with the Shares (collectively, “Ancillary Rights”) to the extent that such transfer and assignment does not violate any agreement relating to any such Ancillary Rights.
     1.6 The purchase price for the Shares shall be Sixteen Dollars ($16.00) per share for an aggregate of One Thousand Six Hundred Dollars ($1,600). The purchase price, together with interest thereon as provided below, shall be paid by Buyer to Seller on July 21, 2008 by wire transfer of immediately available funds to a bank account in accordance with written wire instructions to be delivered by Seller to Buyer promptly after the execution of this Agreement. Interest shall accrue at the rate of Three Percent (3%) per annum calculated on the basis of a 365 day year for actual days elapsed and shall accrue from July 18, 2008 through the day before the date of payment.
2. REPRESENTATIONS AND WARRANTIES
     2.1 Seller represents and warrants to Buyer:
(e)	The Shares are owned by Seller of record and beneficially, free and clear of any and all Liens.

(f)	Seller has full capacity to execute and deliver this Agreement, to perform Seller’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller, and constitutes a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, and similar laws

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relating to or affecting the rights of creditors generally and to general principles of equity.
     2.2 Buyer represents and warrants to Seller:
(i)	Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”).

(j)	Buyer is acquiring the Shares for investment purposes only for Buyer’s own account and not with a view to the resale or distribution of any part thereof in violation of the Act.

(k)	(i) Buyer has had a full and adequate opportunity to conduct its own independent due diligence investigation into the business and affairs of Nobel Learning Communities, Inc., and (ii) Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties explicitly set forth in Section 2.1 of this Agreement.

(l)	Buyer has full capacity to execute and deliver this Agreement, to perform Buyer’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer, and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws relating to or affecting the rights of creditors generally and to general principles of equity.
3. MISCELLANEOUS
     3.1 Further Assurances. Seller and Buyer each agree to take all appropriate action and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out the provisions of this Agreement.
     3.2 Choice of Law. This Agreement shall be construed and interpreted under, and the rights of the parties determined in accordance with, the internal laws of the State of California excluding conflicts of law principles.
     3.3 Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     3.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart for each party hereto. Signed counterparts may be delivered by facsimile, e-mail or other electronic means and shall have the same effect as delivery of originals.

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     3.5 Attorneys’ Fees. In any action between the parties to enforce or interpret any of the terms or provisions of this Agreement or any related matter, the prevailing party in the action shall be entitled, in addition to damages, injunctive relief or other relief, to its costs and expenses, including, but not limited to, reasonable attorneys’ fees.
[Signatures follow on next page]

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Time.

“Seller” Trust for the Benefit of Benjamin T. Simon
By	/s/ Pamela J. Burns
Pamela J. Burns, Trustee

“Buyer” Blesbok LLC, a Delaware limited liability company
By	/s/ Stanley E. Maron
Stanley E. Maron, Secretary

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Exhibit 5
SECURITIES PURCHASE AGREEMENT
     THIS SECURITIES PURCHASE AGREEMENT (“Agreement”) memorializes the agreement entered into at 10:00 a.m. Los Angeles time on July 18, 2008 (the “Effective Time”) by and between Trust for the Benefit of Sarah K. Simon (“Seller”), and Blesbok LLC, a Delaware limited liability company (“Buyer”).
RECITALS
     A. Seller owns One Hundred (100) shares of common stock of Nobel Learning Communities, Inc., a Delaware corporation (the “Shares”).
     B. Buyer desires to purchase the Shares from Seller, and Seller desires to sell and assign the Shares to Buyer, on the terms and conditions set forth in this Agreement.
AGREEMENT
     NOW, THEREFORE, the parties agree as follows:
1. PURCHASE AND SALE
     1.7 Seller hereby sells, conveys, transfers, assigns, and delivers to Buyer the Shares, and Buyer hereby purchases the Shares from Seller, free and clear of any and all liens, claims, and encumbrances of any nature whatsoever (collectively, “Liens”). Promptly after the execution of this Agreement, Seller shall deliver to Buyer the certificate(s) evidencing the Shares together with duly executed (with Medallion signature guaranty) stock assignments separate from certificate. Seller also hereby transfers and assigns to Buyer on an “as is” basis any and all registration and other rights, if any, associated with the Shares (collectively, “Ancillary Rights”) to the extent that such transfer and assignment does not violate any agreement relating to any such Ancillary Rights.
     1.8 The purchase price for the Shares shall be Sixteen Dollars ($16.00) per share for an aggregate of One Thousand Six Hundred Dollars ($1,600). The purchase price, together with interest thereon as provided below, shall be paid by Buyer to Seller on July 21, 2008 by wire transfer of immediately available funds to a bank account in accordance with written wire instructions to be delivered by Seller to Buyer promptly after the execution of this Agreement. Interest shall accrue at the rate of Three Percent (3%) per annum calculated on the basis of a 365 day year for actual days elapsed and shall accrue from July 18, 2008 through the day before the date of payment.
2. REPRESENTATIONS AND WARRANTIES
     2.1 Seller represents and warrants to Buyer:
(g)	The Shares are owned by Seller of record and beneficially, free and clear of any and all Liens.

(h)	Seller has full capacity to execute and deliver this Agreement, to perform Seller’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Seller, and constitutes a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, and similar laws
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relating to or affecting the rights of creditors generally and to general principles of equity.
     2.2 Buyer represents and warrants to Seller:
(m)	Buyer is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”).

(n)	Buyer is acquiring the Shares for investment purposes only for Buyer’s own account and not with a view to the resale or distribution of any part thereof in violation of the Act.

(o)	(i) Buyer has had a full and adequate opportunity to conduct its own independent due diligence investigation into the business and affairs of Nobel Learning Communities, Inc., and (ii) Seller is not making any representation or warranty whatsoever, express or implied, except those representations and warranties explicitly set forth in Section 2.1 of this Agreement.

(p)	Buyer has full capacity to execute and deliver this Agreement, to perform Buyer’s obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer, and constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium and similar laws relating to or affecting the rights of creditors generally and to general principles of equity.
3. MISCELLANEOUS
     3.1 Further Assurances. Seller and Buyer each agree to take all appropriate action and execute all documents, instruments or conveyances of any kind that may be reasonably necessary or advisable to carry out the provisions of this Agreement.
     3.2 Choice of Law. This Agreement shall be construed and interpreted under, and the rights of the parties determined in accordance with, the internal laws of the State of California excluding conflicts of law principles.
     3.3 Entire Agreement; Amendments and Waivers. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.
     3.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart for each party hereto. Signed counterparts may be delivered by facsimile, e-mail or other electronic means and shall have the same effect as delivery of originals.
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     3.5 Attorneys’ Fees. In any action between the parties to enforce or interpret any of the terms or provisions of this Agreement or any related matter, the prevailing party in the action shall be entitled, in addition to damages, injunctive relief or other relief, to its costs and expenses, including, but not limited to, reasonable attorneys’ fees.
[Signatures follow on next page]

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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Time.

“Seller” Trust for the Benefit of Sarah K. Simon
By	/s/ Pamela J. Burns
Pamela J. Burns, Trustee

“Buyer” Blesbok LLC, a Delaware limited liability company
By	/s/ Stanley E. Maron
Stanley E. Maron, Secretary

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